 GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

June 12, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Juhl Wind, Inc. Registration Statement on
Form S-1 File No. 333-154617 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Juhl Wind, Inc., a Delaware corporation (the “Registrant”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 4 to the captioned Registration Statement on Form S-1, No. 333-154617 (as amended, the “Amendment”), for the registration of 1,700,000 shares of the Registrant’s common stock to be offered by holders of common stock and Series A warrants under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith.

Four courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff of the SEC (the “Staff”) for its convenience (attention:  Erin Martin, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the Staff of the SEC by letter, dated June 4, 2009 (the “Comment Letter”) with respect to the Registration Statement.

The Registrant wishes to be in a position to request acceleration of the effective date of the Registration Statement as soon as possible, but not later than June 19, 2009.

To facilitate the Staff’s review, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

General

1.
Please confirm whether the 247,900 outstanding shares of common stock that are being registered are the same shares to which your Series A preferred convertible preferred stock issued in your June 24, 2008 private placement could be converted. We direct your attention to your Memorandum of Understanding dated April 13, 2009, which appears to memorialize your agreement to register 25% of the common stock issuable upon conversion of the shares of Series A preferred stock in this registration statement.

The Registrant hereby advises the Staff as follows:

•
all of the 247,900 outstanding shares of common stock that are being registered by the Amendment (i) are of the same class of common stock into which the Registrant’s Series A convertible preferred stock could be converted and (ii) were issued to Greenview Capital LLC and its affiliates in connection with Greenview Capital’s efforts to secure financing for the Registrant in connection with its share exchange transaction;

•
none of the 247,900 outstanding shares of common stock that are being registered by the Amendment constitutes common stock that has been issued upon conversion of the Registrant’s Series A convertible preferred stock; and

•
Section 3 of the Memorandum of Understanding dated April 13, 2009 (the “MOU”) provides that, notwithstanding anything set forth in Section 2(a) of the referenced registration rights agreement (which sets forth the “cutback” arrangements among the parties thereto and describes the arrangement referenced by the Staff in Comment No. 1),  the Registrant (i) will not register in the Amendment any Dividend Shares (as defined in the MOU); (ii) will only register in the Amendment the 1,700,000 shares of common stock underlying the Registrant’s Series A warrants; and (iii) after the pro-rata reduction to 1,700,000 registrable shares, the Amendment will include (A) 1,452,100 shares of common stock issuable upon exercise of the Registrant’s Series A warrants and (B) 247,900 shares of common stock issued to Greenview Capital.

2.	Please file on EDGAR, as correspondence, the letter regarding proposed changes to your offering size, which was prepared by Spencer Feldman and faxed to us on April 6, 2009.

As requested by the Staff, the Registrant has filed on EDGAR, as correspondence, the letter regarding proposed changes to its offering size, which was prepared by Spencer Feldman and faxed to the Staff on April 6, 2009.

Recent Developments, page 2

3.
In this section of your prospectus, please disclose the change to the dividends rights associated with your Series A convertible preferred shares. Furthermore, please include a risk factor that specifically addresses the risk of dilution to your shareholders as a result of the fact that dividends for 2009 are now being paid only in common stock and not in cash.

As requested by the Staff, the Registrant has (i) disclosed in “Recent Developments” the change to the dividend rights associated with its Series A convertible preferred shares and (ii) included a risk factor that specifically addresses the risk of dilution to its shareholders as a result of the fact that dividends for 2009 are now being paid only in common stock and not in cash.  Please refer to pages 2 and 17 of the Amendment, which reflects the revisions.

Selling Stockholder Table, page 59

4.
Please refer to comment 1 above.  In the footnotes to your table, please clearly indicate whether the outstanding common stock that is being registered in this offering is the common stock to which the Series A convertible preferred stock was converted.

As more fully described in response to Comment No. 1 above, none of the 247,900 outstanding shares of common stock that are being registered by the Amendment constitutes common stock that has been issued upon conversion of the Registrant’s Series A convertible preferred stock.  In response to the Staff’s comment, the Registrant has added a new footnote 11 to clearly indicate that the outstanding common stock that is being registered does not consist of shares of common stock that were issued upon conversion of the Registrant’s Series A convertible preferred stock.  Please refer to the table on page 59 of the Amendment and footnote 11 on page 60 of the Amendment, which reflect the revisions.

Part II. Information Not Required in Prospectus, page 11-1

Item 16. Exhibits and Financial Statement Schedules, page 11-3

5.
We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K do not have the referenced schedules or exhibits attached. Please explain why the information was omitted or amend the filing as appropriate.

The Registrant has reviewed its material contracts filed in accordance with Item 601(b)(10) of Regulation S-K and believes that all of the referenced schedules and exhibits that are material to an investor’s understanding of the related agreement and required to be included under the rule have been either (i) included or incorporated by reference into the Registration Statement in definitive form or (ii) included with this Amendment.

For example:

•
Exhibit A to the Securities Purchase Agreement dated June 24, 2008 (the “Securities Purchase Agreement”) was the form of Certificate of Designation for the preferred stock.  The definitive Certificate of Designation was filed as Exhibit 3.4 to the Registration Statement (although it has been replaced with an Amended and Restated Certificate of Designation in the Amendment).

•
Exhibit B to the Securities Purchase Agreement was the form of Registration Rights Agreement executed in connection with the transactions contemplated by the Securities Purchase Agreement.  The definitive Registration Rights Agreement was included as Exhibit 10.6 to the Registration Statement.

•
Exhibit D to the Securities Purchase Agreement was the form of purchase warrants issued in connection with the transactions contemplated by the Securities Purchase Agreement.  The composite form of the Registrant’s Series A, Series B and Series C warrant to purchase common stock was included as Exhibit 4.1 to the Registration Statement.

•
Exhibit G to the Securities Purchase Agreement was the form of Employment Agreement to be entered into between the Registrant and each of Dan Juhl and John Mitola.  The definitive Employment Agreement for Dan Juhl was included as Exhibit 10.3 to the Registration Statement and the definitive Employment Agreement for John Mitola was included as Exhibit 10.4 to the Registration Statement.

However, in response to the Staff’s comment the Registrant has included the following additional exhibits with the Registration Statement:

•
the forms of Lock Up Agreement between the Registrant and each of Dan Juhl, John Mitola and Greenview Capital LLC entered into in connection with the Securities Purchase Agreement (Exhibits E-1 and E-2 thereto) have been included with the Amendment as Exhibits 10.15 and 10.16, respectively; and

•	the form of Escrow Agreement between the Registrant and the escrow agent under the Securities Purchase Agreement (Exhibit F thereto) has been included with the Amendment as Exhibit 10.14.

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Registrant as soon as the SEC has reviewed this letter and its enclosures and has advised the Registrant that no further issues remain outstanding.  At the time of the request, the Registrant will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and Staff comments.  The Registrant does not expect to rely on Rule 430A.  As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided.  We believe that all other supplemental information requested by the Staff has been provided with this letter.

Should any member of the SEC’s Staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Erin E. Martin, Esq., Staff Attorney
Mr. Wilson Lee, Accounting Reviewer
Tom Kluck, Esq., Branch Chief
Division of Corporation Finance

Mr. John P. Mitola
Juhl Wind, Inc.